1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 24, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ADJUSTMENTS TO THE TERMS OF
THE PROPOSED A SHARE ISSUE

References are made to the announcement of the Company dated 8 March 2012, the circular of the Company dated 20 March 2012 and the resolutions passed at the Previous EGM and Previous Class Meetings in relation to the Proposed A Share Issue. At the Board meeting on 24 August, 2012, the Board, in light of the changes in the market condition, approved the following adjustments to the terms of the Proposed A Share Issue:

1.      Number of A Shares to be issued: to be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares;

2.      Pricing Base Date: to be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board
         (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012); and

3.      Period of validity of the authorization given by the resolutions: to be extended from 12 months from the date of the resolutions of the
         Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 October 2012).

Pursuant to the Proposed Adjustments and the Proposed (Adjusted) A Share Issue, the Company will issue a maximum of 1.45 billion new A Shares for subscription by not more than 10 qualified investors at a subscription price of not lower than 90% of the average trading price of the A Shares of the Company for the twenty trading days prior to the Pricing Base Date. As at the date of this announcement, the Company has not entered into any agreements with any potential investors pursuant to the Proposed (Adjusted) A Share Issue.

The 1.45 billion new A Shares to be issued under the Proposed (Adjusted) A Share Issue represent: (i) approximately 15.13% of the existing issued A Shares and approximately 10.72% of the total existing issued share capital of the Company; and (ii) approximately 13.15% of the issued A Shares and approximately 9.68% of the total issued share capital of the Company as enlarged by completion of the Proposed (Adjusted) A Share Issue (assuming full subscription and issuance of the maximum of 1.45 billion new A Shares under the Proposed (Adjusted) A Share Issue).

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) consequential changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

A circular setting out, among other things, information on the Proposed Adjustments and the Proposed (Adjusted) A Share Issue will be dispatched on or before 26 September 2012, being 15 days prior to the date of the EGM and Class Meetings.

The Proposed Adjustments are subject to conditions set out above and there is no guarantee that the Proposed (Adjusted) A Share Issue will proceed. Shareholders and investors are advised to exercise caution when dealing with the Shares of the Company.

(I)	PROPOSED ADJUSTMENTS TO TERMS OF THE PROPOSED A SHARE ISSUE

References are made to the announcement of the Company dated 8 March 2012, the circular of the Company dated 20 March 2012 and the resolutions passed at the Previous EGM and Previous Class Meetings in relation to the Proposed A Share Issue. At the Board meeting on 24 August, 2012, the Board, in light of the changes in the market condition, approved the Proposed Adjustments to the terms of the Proposed A Share Issue as follows:

1.	Number of A Shares to be issued: to be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares;

2.

Pricing Base Date: to be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012); and

3.

Period of validity of the authorization given by the resolutions: to be extended from 12 months from the date of the resolutions of the Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 October 2012).

As a result of the Proposed Adjustments, consequential changes have to be made to the terms of the "Plan for the Non-Public Issuance of A Shares" by the Company. Save for the Proposed Adjustments, the other terms of the Proposed A Share Issue as set out in the "Plan for the Non-Public Issuance of A Shares" by the Company, which has been approved by the Shareholders at the Previous EGM and Previous Class Meetings, remain unchanged. For details of the Proposed A Share Issue, please refer to the circular of the Company dated 20 March 2012.

As a result of the Proposed Adjustments, consequential amendments also have to be made to the terms of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company. For details of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company, please refer to Appendix I of the circular of the Company dated 20 March 2012. The revised "Detailed Plan for the Non-Public Issuance of A Shares" by the Company will be produced as an appendix in the circular to despatched to the Shareholders.

Further, as a result of the proposed extension of the validity period of the authorization, the period of authorization to be granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue has to be extended pursuantly. It is proposed that such period of authorization be extended for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012).

Save for the above changes, the resolutions approved by the Previous EGM and Previous Class Meetings shall remain unchanged and effective.

(II)	FURTHER INFORMATION ABOUT THE PROPOSED ADJUSTMENTS AND THE PROPOSED (ADJUSTED) A SHARE ISSUE

Pursuant to the Proposed Adjustments and the Proposed (Adjusted) A Share Issue, the Company will issue a maximum of 1.45 billion new A Shares for subscription by not more than 10 qualified investors at a subscription price of not lower than 90% of the average trading price of the A Shares of the Company for the 20 trading days prior to the Pricing Base Date. The minimum subscription price for the Proposed (Adjusted) A Share Issue has been determined by reference to the average trading price of the A Shares on the Shanghai Stock Exchange during the price determination period (i.e. the period of 20 trading days before the date of announcement published on the Shanghai Stock Exchange of the Board's resolutions in respect of the Proposed Adjustments). After obtaining the relevant regulatory approvals for the Proposed Adjustments, the specific subscription price will be determined by the Board through negotiations with the sponsor (lead underwriter) for the share issue with reference to market condition and bid prices offered by target subscribers, on the principle of price priority and in accordance with the requirements of relevant laws, regulations and other regulatory documents. The subscription price shall be adjusted accordingly in case of ex-rights or ex-dividend during the period from the Pricing Base Date to the issue date.

As a result of the Proposed Adjustments, consequential changes have to be made to the terms of the "Plan for the Non-Public Issuance of A Shares" by the Company and the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company, which have been approved by the Shareholders at the Previous EGM and Previous Class Meetings. Further, the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue has to be extended pursuantly.

Save for the above changes, the resolutions approved by the Previous EGM and Previous Class Meetings shall remain unchanged and effective. The Board further confirms that there is no change in the information contained in (i) the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report; and (ii) the Feasibility Analysis Report on the Use of Proceeds to be raised from the Non-public Issuance of A Shares of the Company. Details of such information are set out in the appendices to the circular of the Company dated 20 March 2012.

The 1.45 billion new A Shares to be issued under the Proposed (Adjusted) A Share Issue represent: (i) approximately 15.13% of the existing issued A Shares and approximately 10.72% of the total existing issued share capital of the Company; and (ii) approximately 13.15% of the issued A Shares and approximately 9.68% of the total issued share capital of the Company as enlarged by completion of the Proposed (Adjusted) A Share Issue (assuming full subscription and issuance of the maximum of 1.45 billion new A Shares under the Proposed (Adjusted) A Share Issue).

As at the date of this announcement, the public holders of A Shares and H Shares hold an aggregate of 7,871,482,205 Shares, representing approximately 58.20% of the issued share capital of the Company. Upon completion of the Proposed (Adjusted) A Share Issue and assuming the issuance of the maximum of 1.45 billion new A Shares, the public holders of A Shares and H Shares will hold an aggregate of 9,321,482,205 Shares, representing approximately 62.25% of the issued share capital of the Company.

The following table sets out the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the Proposed (Adjusted) A Share Issue, assuming that the maximum of 1.45 billion A Shares will be issued:

Upon completion of
As at the date of	the A Share Issue (as adjusted
this announcement	by the Proposed Adjustments)

	No. of shares		No. of shares
	in issue	%	in issue	%

A Shares	9,580,521,924	70.84	11,030,521,924	73.66
H Shares	3,943,965,968	29.16	3,943,965,968	26.34

Total	13,524,487,892	100	14,974,487,892	100

As at the date of this announcement, Chinalco and its subsidiaries hold an aggregate of 41.80% of the issued share capital of the Company. Upon completion of the Proposed (Adjusted) A Share Issue, assuming the issuance of the maximum of 1.45 billion A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 37.75%% of the enlarged total issued share capital of the Company.

As at the date of this announcement, the Company has not entered into any agreements with any potential investors pursuant to the Proposed (Adjusted) A Share Issue.

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) consequential changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

(III)	REASONS FOR AND BENEFITS OF THE PROPOSED ADJUSTMENTS

The Directors believe that the Proposed (Adjusted) A Share Issue will further enhance the Company's financing channels, reduce the debt-equity ratio of the Group and provide the Company with funds required for its ongoing business developments, including the projects for the use of proceeds, thereby improving the Company's production capacity and competitiveness in the aluminum industry.

The Directors believe that the Proposed (Adjusted) A Share Issue is fair and reasonable, and in the interests of the Shareholders in terms of the dilution effects on the shareholding of the existing Shareholders.

(IV)	SHAREHOLDERS' APPROVAL AND OTHER APPROVALS

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) consequential changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

A circular setting out, among other things, information on the Proposed Adjustments and the resolutions to be proposed at the EGM and the Class Meetings will be dispatched on or before 26 September 2012, being 15 days prior to the date of the EGM and Class Meetings. For details of the Proposed A Share Issue, please refer to the circular of the Company dated 20 March 2012 and the appendices attached thereto.

The Proposed Adjustments are subject to conditions set out above and there is no guarantee that the Proposed (Adjusted) A Share Issue will proceed. Shareholders and investors are advised to exercise caution when dealing with the Company's Shares.

(V)	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the domestic ordinary share(s) issued by the Company and denominated in Renminbi and which are Listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"	the 2012 second class meeting of the A Shareholders to be held at 2:30 p.m. on Friday on 12 October 2012 to consider and approve, among other things, the Proposed Adjustments;

"Board"	the board of directors of the Company;

"Chinalco"	Aluminum Corporation of China (), the controlling shareholder of the Company;

"Class Meetings"

A Shareholders Class Meeting and H Shareholders Class Meeting to be held respectively at 2:30 a.m. and 2:45 p.m., on Friday on 12 October 2012 to consider and approve, among other things, the Proposed Adjustments;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"EGM"	the 2012 second extraordinary general meeting of the Company to be held at 2:00 p.m. on Friday on 12 October 2012 to consider and approve, among other things, the Proposed Adjustments;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas listed foreign invested share(s) issued by the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"	the 2012 second class meeting of the H Shareholders to be held at 2:45 p.m. on Friday on 12 October 2012 to consider and approve, among other things, the Proposed Adjustments;

"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;

"PRC"	the People's Republic of China, for the purposes of this announcement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

"Previous EGM and Previous Class Meetings"

the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders, all of which were held on 4 May 2012 in which resolutions in respect of the Proposed A Share Issue were considered and approved;

"Pricing Base Date"	the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012) in respect of the Proposed Adjustments;

"Proposed A Share Issue"

the proposed non-public issuance of up to 1.25 billion A Shares to not more than 10 target subscribers by the Company, which has been approved by the Shareholders at the Previous EGM and Previous Class Meetings, and the terms of which are set out in the circular dated 20 March 2012 and which is proposed to be adjusted by the Proposed Adjustments;

"Proposed Adjustments"	the proposed adjustments to the terms of Proposed A Share Issue, details of which are set out in section (I) of this announcement;

"Proposed (Adjusted) A Share Issue"	the Proposed A Share Issue as adjusted by the Proposed Adjustments, and the details of which are set out in section (I) of this announcement;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholders"	A Shareholders and H Shareholders; and

"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary